UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)

                           MONTEREY BAY BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    61239H107
                                 (CUSIP Number)

                                Mr. Marco Fossati
                                 AMERFINDIM S.A.
                               Gradinata Forghee 2
                              Massagno, Switzerland
                                011-41-91-568916
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

---------------------------------               --------------------------------
  CUSIP No. 61239H107                                         Page 2 of 4 Pages
---------------------------------               --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AmerFindim S.A.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) /X/
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland
----------------------------------- ------- ------------------------------------
                                     7      SOLE VOTING POWER
            NUMBER OF                       0
                                    ------- ------------------------------------
       SHARES BENEFICIALLY           8      SHARED VOTING POWER
                                            0
          OWNED BY EACH             ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
            REPORTING                       0
                                    ------- ------------------------------------
           PERSON WITH               10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           / /
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


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


         This Amendment No. 7 is filed by AmerFindim S.A. ("AmerFindim") and amends the initial statement dated November 6, 1996, as amended by Amendments Nos. 1-6 thereto (the "Schedule 13D"), with respect to shares of common stock, $.01 par value (the "Shares"), of Monterey Bay Bancorp, Inc., a California corporation (the "Issuer"), whose principal executive offices are located at 567 Auto Center Drive, Watsonville, California 95076. The purpose of this Amendment No. 7 is to amend the Items of the Schedule 13D to which reference is made below and to add thereto the information set forth below under the appropriate Items. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 5.  Interest in Securities of Issuer.

         (a) As a result of the disposition by AmerFindim of 312,100 Shares, AmerFindim no longer has beneficial ownership of any Shares.

         (c) During the past 60 days, none of AmerFindim or, to the best knowledge of AmerFindim, any of the executive officers and directors of AmerFindim set forth in Exhibit 2 to the Schedule 13D has effected any transactions in the Shares, except for the following:


Person              Date                         Amount of Shares    Price per Share        Description
AmerFindim          November 19, 2001                 312,100        $13.2500               Market Sale

         (e) AmerFindim ceased to be the beneficial owner of more than five percent of the class of securities on November 19, 2001.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2001



                                    AMERFINDIM S.A.



                                    By:  /s/ Marco Fossati
                                       -----------------------------------------
                                    Name: Marco Fossati
                                    Title:  President

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